THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO NEPTUNE INDUSTRIES, INC. THAT SUCH REGISTRATION IS NOT REQUIRED.

_______ Shares of Common Stock	Right to Purchase _______ shares of Common Stock of Neptune Industries, Inc. (subject to adjustment as provided herein)

NEPTUNE INDUSTRIES, INC.
COMMON STOCK PURCHASE WARRANT

No. ____ Issue Date: ___________, 2006

NEPTUNE INDUSTRIES, INC., a corporation organized under the laws of the State of Florida (the "Company"), hereby certifies that, for value received, __________________________________, at __________________________________, or its assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company at any time after the Issue Date until 5:00 p.m., Eastern Time on the fifth (5th) anniversary of the Issue Date (the "Expiration Date"), up to ___________ fully paid and nonassessable shares of Common Stock at a per share purchase price of $0.50. The purchase price per share, as adjusted from time to time as herein provided, is referred to herein as the "Purchase Price." The number and character of such shares of Common Stock and the Purchase Price are subject to adjustment as provided herein. The Company may reduce the Purchase Price without the consent of the Holder.

As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

(a) The term "Company" shall include Neptune Industries, Inc. and any corporation which shall succeed or assume the obligations of Neptune Industries, Inc. hereunder.

(b) The term "Common Stock" includes (a) the Company's Common Stock, $0.001 par value per share, as authorized on the date of this Warrant, and (b) any other securities into which or for which any of the securities described in (a) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

(c) The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 6 or otherwise.

(d) The term "Warrant Shares" shall mean the Common Stock issuable upon exercise of this Warrant.

1.   Exercise of Warrant.

1.1.   Number of Shares Issuable upon Exercise. From and after the Issue Date through and including the Expiration Date, the Holder hereof shall be entitled to receive, upon exercise of this Warrant in whole in accordance with the terms of subsection 1.2 or upon exercise of this Warrant in part in accordance with subsection 1.3, shares of Common Stock of the Company, subject to adjustment pursuant to Section 3.

1.2.   Full Exercise.

(a) This Warrant may be exercised in full by the Holder hereof by delivery of an original or facsimile copy of the form of subscription attached as Exhibit A hereto (the "Subscription Form") duly executed by such Holder and surrender of the original Warrant within four (4) days of exercise, to the Company at its principal office or at the office of its Warrant Agent (as provided hereinafter), accompanied by payment, in cash, wire transfer or by certified or official bank check payable to the order of the Company, in the amount obtained by multiplying the number of shares of Common Stock for which this Warrant is then exercisable by the Purchase Price then in effect.

(b) Cashless Right to Convert Warrant into Common Stock. In addition to and without limiting the rights of the Holder hereof under the terms of this Warrant, the Holder may elect to receive, without the payment by the Holder of the Warrant Price, Warrant Shares equal to the value of this Warrant or any portion hereof by the surrender of this Warrant (or such portion of this Warrant being so exercised) together with the Warrttn Exercise Notice annexed hereto as **Appendix A** duly executed and completed, at the office of the Company, or such other office or agency of the Company as it may reasonably designate by written notice to the Holder, during normal business hours on any Business Day. Thereupon, the Company shall issue to the Holder such number of fully paid, validly issued and nonassessable Warrant Shares, as is computed using the following formula:

$$X= \frac{Y(A-B)}{A}$$

where

X =   the number of shares of Common Stock to be issued to the Holder (or such other person or persons as directed by the Holder, subject to compliance with all applicable laws) upon such exercise of the rights under this Section 1(b)

Y =   the total number of shares of Common Stock covered by this Warrant which the Holder has surrendered for cashless exercise

A =   the "Fair Market Value" of one share of Common Stock on the date that the Holder delivers the Net Issue Election Notice to the Company as provided herein

B =   the Warrant Price in effect under this Warrant on the date that the Holder delivers the Net Issue Election Notice to the Company as provided herein

The "**Fair Market Value**" of a share of Common Stock as of a particular date (the "**Valuation Date**") shall mean the following:

(i)   if the Common Stock is then listed on a national securities exchange, the average closing sale price of one share of Common Stock on such exchange over the ten (10) trading days ending on the last trading day prior to the Valuation Date; provided that if such stock has not traded in the ten (10) consecutive trading days prior to the Valuation Date, the Fair Market Value shall be the average closing price of one share of Common Stock in the most recent ten (10) trading days during which the Common Stock has traded prior to the Valuation Date;

(ii)   if the Common Stock is then included in The Nasdaq Stock Market, Inc. ("**Nasdaq**"), the average closing sale price of one share of Common Stock on Nasdaq over the ten (10) trading days ending on the last trading day prior to the Valuation Date or, if no closing sale price is available for any of such ten (10) trading days, the closing sale price for such day shall be determined as the average of the high bid and the low ask price quoted on Nasdaq as of the end of such tenth (10th) trading day; provided that if the Common Stock has not traded in the ten (10) consecutive trading days prior to the Valuation Date, the Fair Market Value shall be the average closing price of one share of Common Stock in the most recent ten (10) trading days during which the Common Stock has traded prior to the Valuation Date;

(iii)   If the Common Stock is then included in the Over-the-Counter Bulletin Board, the average closing sale price of one share of Common Stock on the Over-the-Counter Bulletin Board over the ten (10) trading days ending on the last trading day prior to the Valuation Date or, if no closing sale price is available for any of such ten (10) trading days, the closing sale price for such day shall be determined as the average of the high bid and the low ask price quoted on the Over-the-Counter Bulletin Board as of the end of such tenth (10th) trading day; provided that if the Common Stock has not traded in the ten (10) consecutive trading days prior to the Valuation Date, the Fair Market Value shall be the average closing price of one share of Common Stock in the most recent ten (10) trading days during which the Common Stock has traded prior to the Valuation Date;

(iv)   if the Common Stock is then included in the "pink sheets", the average closing sale price of one share of Common Stock on the "pink sheets" over the ten (10) trading days ending on the last trading day prior to the Valuation Date or, if no closing sale price is available for any of such ten (10) trading days, the closing sale price for such day shall be determined as the average of the high bid and the low ask price quoted on the "pink sheets" as of the end of such tenth (10th) trading day; provided that if the Common Stock has not traded in the ten (10) consecutive trading days prior to the Valuation Date, the Fair Market Value shall be the average closing price of one share of Common Stock in the most recent ten (10) trading days during which the Common Stock has traded prior to the Valuation Date; or

(v)   if the Common Stock is not then listed on a national securities exchange or quoted on Nasdaq or the Over-the-Counter Bulletin Board or the "pink sheets", the Fair Market Value of one share of Common Stock as of the Valuation Date shall be determined in good faith by mutual agreement of the Board of Directors of the Company (the "**Board**") and the Holder; provided that if, in such case, the Board and the Holder are unable to agree as to the Fair Market Value of a share of Common Stock, such Fair Market Value shall be determined by an investment banker of national reputation selected by the Company and reasonably acceptable to the Holder, the fees and expenses of which shall be borne by the Company.

1.3.   Partial Exercise. This Warrant may be exercised in part (but not for a fractional share) by surrender of this Warrant in the manner and at the place provided in subsection 1.2 except that the amount payable by the Holder on such partial exercise shall be the amount obtained by multiplying (a) the number of whole shares of Common Stock designated by the Holder in the Subscription Form by (b) the Purchase Price then in effect. Any partial exercise hereunder shall be in increments of 1,000 common shares and may not be for less than 10,000 common shares at any one partial exercise, except in the case that less than 10,000 shares in total remain to be exercised under this Warrant. On any such partial exercise, the Company, at its expense, will forthwith issue and deliver to or upon the order of the Holder hereof a new Warrant of like tenor, in the name of the Holder hereof or as such Holder (upon payment by such Holder of any applicable transfer taxes) may request, the whole number of shares of Common Stock for which such Warrant may still be exercised.

1.4.   Company Acknowledgment. The Company will, at the time of the exercise of the Warrant, upon the request of the Holder hereof, acknowledge in writing its continuing obligation to afford to such Holder any rights to which such Holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant. If the Holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such Holder any such rights.

1.5.   Trustee for Warrant Holders. In the event that a bank or trust company shall have been appointed as trustee for the Holder of the Warrants, such bank or trust company shall have all the powers and duties of a warrant agent (as hereinafter described) and shall accept, in its own name for the account of the Company or such successor person as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, on exercise of this Warrant pursuant to this Section 1.

1.6   Delivery of Stock Certificates, etc. on Exercise. The Company agrees that the shares of Common Stock purchased upon exercise of this Warrant shall be deemed to be issued to the Holder hereof as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within four (4) business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder hereof, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and non-assessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise, together with any other stock or other securities and property (including cash, where applicable) to which such Holder is entitled upon such exercise pursuant to Section 1 or otherwise.

2.   Warrant Redemption. Each Warrant entitles the holder thereof to purchase at any time until the Expiration Date, one share (subject to adjustment in connection with any forward or reverse stock split, stock dividend, merger, reorganization or similar event) of Common Stock at a price per share of $0.50 (the "Exercise Price"). The holder of any Warrant may exercise such warrant by surrendering the warrant to us, with the notice of exercise properly completed and executed, together with payment of the exercise price. The Warrant may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrant. On thirty (30) days prior written notice to the holder thereof, the Warrants are callable by Neptune in the event that the closing bid price of Neptune's Common Stock is at least $1.25 for a period of ten (10) consecutive trading days. Any Warrants not exercised following the call, may thereafter no longer be exercised by the Holder and may be redeemed by the Company for $0.30 per Warrant upon thirty (30) days written notice; provided, however, if the Company does not redeem the Warrants within 60 days after such a call, then the Warrants may thereafter again be exercised by the Holder in accordance with the terms of this Warrant.

3.   Adjustment for Reorganization, Consolidation, Merger, etc.

3.1.   Reorganization, Consolidation, Merger, etc. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person or (c) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder of this Warrant, on the exercise hereof as provided in Section 1, at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 4.

3.2.   Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the Holder of the Warrants after the effective date of such dissolution pursuant to this Section 3 to a bank or trust company (a "Trustee") having a principal office in Florida, as trustee for the Holder of the Warrants.

3.3.   Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 3, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the Other Securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any Other Securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 7. In the event this Warrant does not continue in full force and effect after the consummation of the transaction described in this Section 3, then only in such event will the Company's securities and property (including cash, where applicable) receivable by the Holder of the Warrants be delivered to the Trustee as contemplated by Section 3.2.

3.4   Except for the Excluded Issuances defined below, in case at any time after the date hereof the Company shall in any manner grant, issue or sell any stock or security convertible into or exchangeable for Common Stock ("Convertible Securities") or any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any Convertible Securities (such warrants, rights or options being called "Options"), whether or not the right to convert, exchange or exercise any such Convertible Securities or such Options are immediately exercisable, and the price per share for which Common Stock is issuable upon the conversion or exchange of such Convertible Securities or upon the exercise of such Options (determined by dividing (i) the sum of (x) the total amount, if any, received or receivable by the Company as consideration for the issue or sale of such Convertible Securities or the granting of such Options, plus (y) the aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange of all such Convertible Securities or the exercise of all such Options, plus (z), in the case of such Options to purchase Convertible Securities, the aggregate amount of additional consideration, if any, payable upon the conversion or exchange of such Convertible Securities, by (ii) the maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities, or upon the exercise of such Options, or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options), shall be *less* than the Exercise Price in effect immediately prior to the time of the issue or sale of such Convertible Securities or the granting of such Options, then the-existing Conversion Price hereunder shall be automatically reduced, as of the close of business on the effective date of such securities issuance, to an Exercise Price equal to the lowest price per share at which any additional shares of Common Stock was issued or sold or deemed to be issued or sold in such securities issuance, and such adjustment to the Exercise Price shall take effect immediately as of the effective date of such securities issuance. For purposes of this Warrant, an Excluded Issuance shall be defined as, the issuance of stock to employees of the Company, pursuant to any employee stock purchase, stock option, stock bonus or other benefit plan of the Company, or the grant by the Company of any option or other right under any such plan, shall not cause any adjustment of the amount of shares of Common Stock that may be purchased hereunder

4.   Extraordinary Events Regarding Common Stock. In the event that the Company shall (a) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (b) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Purchase Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Purchase Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Purchase Price then in effect. The Purchase Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 4. The number of shares of Common Stock that the Holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive shall be adjusted to a number determined by multiplying the number of shares of Common Stock that would otherwise (but for the provisions of this Section 4) be issuable on such exercise by a fraction of which (a) the numerator is the Purchase Price that would otherwise (but for the provisions of this Section 4) be in effect, and (b) the denominator is the Purchase Price in effect on the date of such exercise.

5.   Certificate as to Adjustments. In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of the Warrants, the Company at its expense will

promptly cause its Chief Financial Officer or other appropriate designee to compute such adjustment or readjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Purchase Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such adjustment or readjustment and as adjusted or readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to the Holder of the Warrant and any Warrant Agent of the Company.

6.   Reservation of Stock, etc. Issuable on Exercise of Warrant; Financial Statements.   The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrants, all shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrant. This Warrant entitles the Holder hereof to receive on written request copies of all financial and other information distributed or required to be distributed to the holders of the Company's Common Stock.

7.   Assignment; Exchange of Warrant. Subject to compliance with applicable securities laws, this Warrant, and the rights evidenced hereby, may be transferred by any registered holder hereof (a "Transferor"). On the surrender for exchange of this Warrant, with the Transferor's endorsement in the form of Exhibit B attached hereto (the "Transferor Endorsement Form") and together with an opinion of counsel reasonably satisfactory to the Company that the transfer of this Warrant will be in compliance with applicable securities laws, the Company at its expense, twice, only, but with payment by the Transferor of any applicable transfer taxes, will issue and deliver to or on the order of the Transferor thereof a new Warrant or Warrants of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a "Transferee"), calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant so surrendered by the Transferor. No such transfers shall result in a public distribution of the Warrant.

8.   Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense, twice only, will execute and deliver, in lieu thereof, a new Warrant of like tenor.

9.   Warrant Agent. The Company may, by written notice to the Holder of the Warrant, appoint an agent (a "Warrant Agent") for the purpose of issuing Common Stock (or Other Securities) on the exercise of this Warrant pursuant to Section 1, exchanging this Warrant pursuant to Section 7, and replacing this Warrant pursuant to Section 8, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such Warrant Agent.

10.   Transfer on the Company's Books. Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

11.   Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day

following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be, if to the Company, to: Neptune Industries, Inc., 21218 St. Andrews Blvd., #645, Boca Raton, FL 33433. Telephone: 561-482-6408, Facsimile: 561-483-7821.

12.   <u>Miscellaneous</u>. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be construed and enforced in accordance with and governed by the laws of Florida. Any dispute relating to this Warrant shall be adjudicated in the State of Florida. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

13.   <u>Limitations on Exercise</u>. Notwithstanding anything to the contrary contained herein, the number of Warrant Shares that may be acquired by the Holder upon any exercise of this Warrant (or otherwise in respect hereof) shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such Holder and its Affiliates and any other Persons whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the 1934 Act, does not exceed 4.99% (the "**Maximum Percentage**") of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder. Each delivery of an Exercise Notice hereunder will constitute a representation by the Holder that it has evaluated the limitation set forth in this Section and determined that issuance of the full number of Warrant Shares requested in such Exercise Notice is permitted under this Section. The Company's obligation to issue shares of Common Stock in excess of the limitation referred to in this Section shall be suspended (and, except as provided below, shall not terminate or expire notwithstanding any contrary provisions hereof) until such time, if any, as such shares of Common Stock may be issued in compliance with such limitation; provided, that, if, as of 5:00 p.m., Florida time, on the Expiration Date, the Company has not received written notice that the shares of Common Stock may be issued in compliance with such limitation, the Company's obligation to issue such shares shall terminate. This provision shall not restrict the number of shares of Common Stock which a Holder may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder may receive in the event of a transaction contemplated in Sections 3(b) or (c) of this Warrant. By written notice to the Company, the Holder may (i) waive the provisions of this Section but any such waiver will not be effective until the 61st day after such notice is delivered to the Company, nor will any such waiver effect any other Holder of the Warrants and (ii) increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (A) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (B) any such increase or decrease will apply only to the Holder and not to any other holder of the Warrant

IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written.

NEPTUNE INDUSTRIES, INC.

By: _____

Name: Ernest D. Papadoyianis
Title: President & CEO

Witness:

_____

Exhibit A

FORM OF WARRANT EXERCISE
(to be signed only on exercise of Warrant)

TO: NEPTUNE INDUSTRIES, INC

The undersigned, pursuant to the provisions set forth in the attached Warrant (No.____), hereby irrevocably elects to purchase (check applicable box):

_____   shares of the Common Stock covered by such Warrant; or

_____   the maximum number of shares of Common Stock covered by such Warrant

_____   The undersigned herewith makes payment of the full purchase price for such shares at the price per share provided for in such Warrant, which is $0.50. Such payment takes the form of $_____ in lawful money of the United States; or

_____   The undersigned hereby elects under Section 1.2 (b) of this Warrant to surrender the right to purchase [_____] shares of Common Stock pursuant to this Warrant and hereby requests the issuance of [_____] shares of Common Stock. The certificate(s) for the shares issuable upon such net issue election shall be issued in the name of the undersigned or as otherwise indicated below.

The undersigned requests that the certificates for such shares be issued in the name of, and delivered to _____ whose address is
_____
_____

Taxpayer ID No. _____

The number of shares of Common Stock beneficially owned on the date of exercise is _____ less than or _____ equal to or more than five percent (5%) of the outstanding Common Stock of Neptune Industries, Inc. (Check one)

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable upon exercise of the within Warrant shall be made pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Securities Act") as provided in the Registration Rights Agreement of the Company in favor of the Holder, or pursuant to an exemption from registration under the Securities Act.

Dated:_____

                              _____
                              (Signature must conform to name of holder as
                              specified on the face of the Warrant)

                              _____

                              (Address)

Exhibit B

FORM OF TRANSFEROR ENDORSEMENT
(To be signed only on transfer of Warrant)

For value received, the undersigned hereby sells, assigns, and transfers unto the person(s) named below under the heading "Transferees" the right represented by the within Warrant to purchase the percentage and number of shares of Common Stock of Neptune Industries, Inc. to which the within Warrant relates specified under the headings "Percentage Transferred" and "Number Transferred," respectively, opposite the name(s) of such person(s) and appoints each such person Attorney to transfer its respective right on the books of Neptune Industries, Inc. with full power of substitution in the premises.

Transferees	Percentage Transferred	Number Transferred

Dated: _____, _____

_____
(Signature must conform to name of holder as specified on the face of the warrant)

Signed in the presence of:

_____
         (Name)

_____
         (address)

ACCEPTED AND AGREED:
[TRANSFEREE]

_____
         (address)

_____
         (Name)